Filed by WesBanco, Inc.
Pursuant to Rule 425 under the Securities Act
of 1933 and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Western Ohio Financial Corporation
Commission File No. 0-24120

Date: April 21, 2004

Presentation as presented at the WesBanco, Inc. Annual Shareholders Meeting, on April 21, 2004, at 4:00 pm, in Wheeling WV.

WesBanco

2004 ANNUAL SHAREHOLDERS MEETING

APRIL 21, 2004

FORWARD LOOKING DISCLOSURE

Forward-looking statements in this presentation relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this report should be read in conjunction with WesBanco's most recent annual report filed with the Securities and Exchange Commission on Form 10-K for the year ended December 31, 2003, which is available at the SEC's website, www.sec.gov or at WesBanco's website, www.wesbanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements, including without limitation, the effect of changing regional and national economic conditions; changes in interest rates, spreads on earning assets and interest-bearing liabilities, and associated interest rate sensitivity; sources of liquidity available to the parent company and its related subsidiary operations; potential future credit losses and the credit risk of commercial, real estate, and consumer loan customers and their borrowing activities; actions of the Federal Reserve Board, Federal Deposit Insurance Corporation, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory bodies; potential legislative and federal and state regulatory actions and reform; competitive conditions in the financial services industry; rapidly changing technology affecting financial services, and/or other external developments materially impacting WesBanco's operational and financial performance. WesBanco does not assume any duty to update forward-looking statements.

COMPANY OVERVIEW *

- $3.4 billion in total assets
- 72 offices, 106 ATM's
- 52% asset growth – last 5 years
- 3 acquisitions – last 5 years

* As of 12/31/2003

MARKET SHARE

- Ranked No. 3 in WV
- 75% of deposits in counties where WesBanco is ranked in the top 3 in market share

MARKET SHARE

Key Market Areas and Rank : *

Wheeling, WV	1st
Steubenville, OH-Weirton, WV	2nd
Parkersburg, WV-Marietta,OH	3rd
Morgantown, WV	3rd
Fairmont, WV	3rd
Charleston, WV	8th

* Data as of 6/30/2003

TOTAL ASSETS *



* In millions
$3,445
$2,270
'99
'00
'01
'02
'03

Compound annual growth rate from 1999 to 2003

11.0%

TOTAL LOANS *


* In millions
$1,907
$1,504
'99
'00
'01
'02
'03

Compound annual growth rate from 1999 to 2003

6.1%

ASSET QUALITY


NON-PERFORMING ASSETS TO TOTAL ASSETS
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
'99
'00
'01
'02
'03
WesBanco
Peer Group *

* Based on 9/30/2003 SNL Securities Report

TRUST & INVESTMENT SERVICES[1]

- $2.8 Billion in managed assets
- WesMark Growth Fund return for 2003 was 35.39% vs. 28.68% for the S&P 500
- WesMark Growth Fund 5-year return was 8.90% vs. -2.83 for the S&P 500
- WesMark Growth Fund ranked #1 by Lipper

WesMark Growth Fund Performance(1)



WesMark Growth Fund Performance Chart
$24,000
$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$9,000
Ending Values
4/14/97
12/31/97
12/31/98
12/31/99
12/31/00
12/31/01
12/31/02
12/31/03
Year End Dates
WesMark Growth Fund — No Sales Charge
WesMark Growth Fund — Maximum Sales Charge
S&P 500 Index

WESBANCO ARENA


WesBanco Arena

10-Year Naming Agreement

Small enough to listen.

Big enough to help.

WesBanco

www.wesbanco.com

COMMUNITY REINVESTMENT

- "OUTSTANDING" Rating awarded for 2002-2003 by the Federal Reserve Bank of Cleveland
- Highest rating available
- Only 10% of banks nationwide received this rating in 2002-2003

2003 RESULTS

	12/31/2003	12/31/2002	%CHG
Net Income (000)	$ 36,130	$ 34,826	3.74%
Earnings per share	$ 1.80	$ 1.70	5.88%
Dividends per share	$ 0.96	$ 0.935	2.67%
Return on equity	11.38%	10.95%	3.93%

2004 BRANCH OPENING

TRINITY POINT BRANCH
Washington, PA



Scheduled to open July 2004

2004 STRATEGIES

- Improve customer service through:
  - New products
  - Improved service levels
- Investment in technology
- Growth of the loan portfolio

2004 STRATEGIES

- Continue to pursue acquisitions
- Continue to repurchase shares
- Focus on Corporate Governance

2004 RESULTS

	1ST QTR 2004	1ST QTR 2003	% CHG
Net Income (000)	$9,759	$ 8,889	9.79%
Earnings per share	$ 0.49	$ 0.44	11.36%
Dividends per share	$ 0.25	$ 0.24	4.17%
Return on equity	12.23%	11.14%	9.78%

STOCK PRICE



$35.00
$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
$21.13
$23.39
$27.66
$30.35
12/31/2001
12/31/2002
12/31/2003
3/31/2004

Total return from 12/31/2001 to 03/31/2004

22.1%*

* Assumes reinvestment of dividends

STOCK PERFORMANCE *



450%
350%
250%
150%
50%
-50%
'77
'83
'89
'95
'01
'3/04
WesBanco
S & P 500

* Total return assumes no reinvestment of dividends

EARNINGS PER SHARE



$1.37
$1.41
$1.60
$1.70
$1.80
'99
'00
'01
'02
'03

Compound annual growth rate from 1999 to 2003

7.1%

DIVIDENDS PER SHARE



$0.88
$0.90
$0.92
$0.94
$0.96
$1.00
'99
'00
'01
'02
'03
'04
Annualized

19 years of dividend increases
Dividend yield 3.2% @ 3/31/04

2004 ACQUISITION

WESTERN OHIO FINANCIAL

- $400 million in total assets
- 7 offices, 9 ATM's
- Springfield/Dayton Metro Area
- Closing date 4th quarter 2004

2004 ACQUISITION

WESTERN OHIO FINANCIAL

- Accretive to 2005 earnings
- Price to Book Value of 140.5%
- 24.6x times 2003 earnings
- Core Deposit Premium of 10.6%

MARKET PRESENCE



Ohio
Weirton
Pittsburgh
Washington
St. Clairsville
Wheeling
Pennsylvania
Columbus
Cambridge
Morgantown
Maryland
Fairmont
Parkersburg
West Virginia
Charleston
Virginia

FRANCHISE EXPANSION


OHIO
CHAMPAIGN
MIAMI
CLARK
MADISON
FRANKLIN
MONTGOMERY
Piqua
St. Paris
Urbana
Mechanicsburg
Powell
Orange
Westerville
Dublin
Plain City
New Albany
Upper Arlington
Gahanna
Troy
Hilliard
Heights
Tipp City
New Carlisle
New Moorefield
Springfield
Columbus
Union
Harmony
London
Huber Heights
Medway
Enon
Grove City
Obetz
Pickerington
South Charleston
Yellow Springs
Fairborn
Pleasant Corners
Groveport
Northridge
Dayton
Beavercreek
Drexel
Cedarville
Ashville
Cornerstone Bank
36
75
29
4
68
56
70
270
315
33
42
35
71

CORPORATE GOVERNANCE

Independent Board of Directors

- Majority of our Directors are independent

Audit Committee

- Audit Committee charter
- Financial expert, who is independent
- Consists solely of independent Directors

CORPORATE GOVERNANCE

- **Compensation Committee**
  - Consists solely of independent Directors

- **Nominating Committee**
  - Adopting a Nominating Committee Charter
  - Consists solely of independent Directors

CORPORATE GOVERNANCE

- Code of Business Conduct & Ethics adopted by the Board of Directors

- Comprehensive Insider Trading Policy and Procedures

CORPORATE GOVERNANCE

- "Whistleblower" Policy in place for reporting Accounting irregularities
- Independent Directors meet in Executive session without Management being present

Shareholder Questions

WesMark Fund Disclosures

(1) Past performance is no guarantee of future results. Returns were achieved in market conditions highly favorable to stocks in this sector generally.

Mutual fund performance changes over time and may vary significantly from what is currently stated. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.

The WesMark Growth Fund's one-year, three year, five-year and since inception (04/14/97) average annual total returns were: 35.39%, (4.06)%, 8.90% and 11.70% based on net asset value. Adjusted for the maximum 4.75% sales charge, the returns for the same periods were 28.92%, (5.60)%, 7.85% and 10.90%, respectively.

S & P 500 Index: An unmanaged capitalization-weighted index of 500 stocks designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries. Investments cannot be made to an index.

For more information about the WesMark Funds, contact 1-800-864-1013 for a prospectus, which details fees and expenses that apply to a continued investment in the funds. Read it carefully before investing.

WesBanco Trust & Investment Department is the Investment Adviser to the WesMark Funds. Edgewood Services, Inc., which is not affiliated with WesBanco, is the distributor.

Mutual Funds are not bank deposits or obligations, are not guaranteed by WesBanco Bank or its affiliates and are not guaranteed by the FDIC, the Federal Reserve Board or any other government agency. Investment in mutual funds involves risk, including possible loss of the principal amount invested.

Lipper rankings are based on total return and do not reflect sales charges. Rankings for other share classes would have varied.

Lipper Performance Achievement Certificates are awards to fund portfolios that ranked first in their investment objective/Lipper classification over various time periods. Awards are based upon cumulative returns.